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As filed with the Securities and
Exchange Commission on December 23, 1997.

                                                             File Number 70-

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
         ---------------------------------------------------------------

                        FORM U-1 APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


         ---------------------------------------------------------------

                                 CONECTIV, INC.
                                 800 King Street
                               Wilmington DE 19899
         (Name of company filing this statement and address of principal executive office)
          ---------------------------------------------------------------

                                 Conectiv, Inc.
                 (Name of top registered holding company parent)

         ---------------------------------------------------------------

 Barbara S. Graham                                       Louis M. Walters
 President                                                   Treasurer
 Conectiv, Inc.                                            Conectiv, Inc.
 800 King Street                                       6801 Black Horse Pike
 Wilmington, DE 19899                              Egg Harbor Township, NJ 08234
                    (Name and address of agents for service)

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

 Dale G. Stoodley, Esq     James E. Franklin,II, Esq.     Joyce Koria Hayes, Esq
 Delmarva Power & Light    Atlantic Energy, Inc.               7 Graham Court
 800 King Street           800 Black Horse Pike                Newark, DE 19711
 Wilmington, DE 19899      Egg Harbor Township, NJ 08234
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Item 1. Description of Proposed Transaction

      (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

I.          INTRODUCTION

A.          General

      Conectiv, Inc. ("Conectiv" or "THE COMPANY"), a Delaware corporation, has previously filed an Application/Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") requesting authorization under Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to consummate certain transactions resulting in the acquisition by THE COMPANY of all of the outstanding voting securities of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company ("Delmarva"), and of Atlantic City Electric Company, a New Jersey corporation and an operating public utility company ("ACE") and of certain direct and indirect nonutility subsidiaries (said transactions are hereinafter referred to as the "Merger")(See File No. 70-9069) (the "Merger U-1")). Following the consummation of the transactions described in the Merger U-1, THE COMPANY will register as a holding company under the Act.

      In order to ensure that THE COMPANY and its subsidiaries are able to meet their capital requirements upon registration and plan their future financing accurately, THE COMPANY and its subsidiaries have also filed an Application/Declaration on Form U-1 with the Commission requesting authorization for financing transactions for the period beginning with the effective date of an order issued in such proceeding through December 31, 2000 (File No. 70-9095).
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B.          Description of the Parties to the Transaction


      Following the consummation of the merger transactions, THE COMPANY will register as a holding company under the Act and will have two operating utility subsidiaries (the "Utility Subsidiaries"): Delmarva, an electric and gas utility company and ACE, an electric utility company. THE COMPANY will also have several direct and indirect nonutility subsidiaries.

      Additional information about THE COMPANY and it subsidiaries and their businesses is set forth in the Merger U-1 and the exhibits thereto.

II.         BACKGROUND FOR PROPOSED RIGHTS DIVIDEND

      Unsolicited attempts to acquire public companies have often required boards of directors and stockholders to make difficult decisions affecting the value, and on occasion the continued existence of the target company, within extremely short time periods. Such takeover attempts often occur when a company is particularly vulnerable and when its board has determined that the Company's inherent long-term values are inadequately recognized by the marketplace. Many of these attempts have involved partial or two-tiered offers or the breakup of the corporate structure and sale of assets, or have taken the form of creeping acquisitions of stock that deprive stockholders of participation in a control premium.

      The changing regulatory environment (including the possible repeal or amendment of the Act) suggests that public utility holding companies, which will include THE COMPANY, and their stockholders are losing to some degree the regulatory protection against hostile acquisitions that they formerly had. The electric and gas utility industry is undergoing dramatic regulatory and
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technological changes resulting in a restructuring of the industry. As a result, there has been increased takeover activity, including hostile or other unwanted takeover bids, further indicating that THE COMPANY's stockholders may be at risk of losing the long-term value of THE COMPANY.

      Stockholder rights plans have become widely accepted means to maximize stockholder value by reducing the risk of nonrealization of stockholder value due to opportunistic proposals. Adoption of such a plan by THE COMPANY would encourage potential acquirers to negotiate with the Board of Directors of THE COMPANY (the "Board") and assist the Board in obtaining the highest value for THE COMPANY's stockholders, especially in a hostile or unwanted takeover situation. A rights plan may in certain circumstances permit the Board to thwart an inadequate offer. A stockholder rights plan also would provide the Board with a role in discouraging implicitly coercive takeover tactics and would enable the Board to provide holders of THE COMPANY's Common Stock, $0.01 par value per share (the "Company Common Stock") and Class A Common Stock, $0.01 par value per share (the "Class A Common Stock" and collectively with the Company Common Stock the "Common Stock"), adequate time to assess a takeover bid without undue pressure. Moreover, a stockholder rights plan may enhance the probability that a competing bid will emerge. Over 1,800 American public companies have adopted rights plans, including approximately one-half of the Business Week 1,000 and Fortune 500 companies and at least 98 public utility companies. Indeed, the Commission has approved the adoption of rights plans by registered public utility holding companies. See, e.g., Consolidated Natural Gas Company, HCAR No. 26434 (December 19, 1995), National Fuel Gas Company, HCAR No. 26532 (June 12,
1996), and New Century Energies, HCAR No. 26751 dated July 31, 1997).
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      A stockholder rights plan, however, would not make THE COMPANY acquisition-proof nor preclude a proxy contest. The fiduciary duties of the Board under Delaware law would still require the Board to consider an offer that gives maximum long-term value to all holders of Common Stock and could, under appropriate conditions, require the Board to redeem the rights or amend the rights plan in order to allow a proposed transaction to proceed.

      Management of THE COMPANY has proposed for consideration by the Board a stockholder rights plan, the terms of which are described below. However, as described in the Merger U-1, the full post-Merger Conectiv Board will not take office until the Merger is consummated. It is appropriate for that full Board of Directors to give full and final consideration to and ultimately to adopt (or not adopt) the resolutions implementing the proposed rights plan. This application/declaration is filed seeking timely notice of the proposed plan so that the new Board can act expeditiously following the Merger.

III.        DESCRIPTION OF RIGHTS TO PURCHASE PREFERRED STOCK

General

      Once the rights created under the proposed Rights Agreement (the "Rights") become exercisable, the Rights issued to holders of the Company Common Stock would entitle such holder to purchase fractional shares of Series 1 Junior Participating Preferred Stock (the "Series 1 Preferred Stock") and the Rights issued to holders of the Class A Common Stock would entitle such holders to purchase fractional shares of Series 2 Junior Participating Preferred Stock (the "Series 2 Preferred Stock" and referred to in the aggregate with the Series 1 Preferred Stock as "Preferred Stock"). Since THE COMPANY has two classes of Common Stock sharing equal voting rights, two forms of Right are required to
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assure that neither class of Common Stock would be subject to potential dilution in the event a Triggering Event, as defined below, occurs. If prior to the time the Rights become exercisable as described below, the Class A Common Stock is converted into Company Common Stock in accordance with the applicable provisions of the Restated Certificate of Incorporation of THE COMPANY, the Rights attached to the shares of Class A Common Stock so converted would be converted to Rights to purchase Series 1 Preferred Stock pursuant to a conversion ratio equivalent to the conversion ratio used for converting the Class A Common Stock to Company Common Stock.

      The distribution of the Rights to the holders of Company Common Stock and Class A Common Stock would be payable on a record date (the "Record Date") to be established by the Board. Under the proposed rights plan, each Right, once it becomes exercisable, would entitle the registered holder to purchase from THE COMPANY one one-hundredth of a share (a "Unit") of the Series 1 or 2 Preferred Stock, as applicable, at a price per one one-hundredth share to be determined by the Board (the "Purchase Price"), subject to adjustment. Each Unit of Series 1 Preferred Stock will be designed to mirror as nearly as practicable a share of the Company Common Stock and each Unit of Series 2 Preferred Stock will be designed to mirror as nearly as practicable a share of Class A Common Stock. The Purchase Price for which each type of Right could be exercised would be set by the Board at a level that the Board believes approximates the long-term market value of the Company Common Stock or the Class A Common Stock, as the case may be. It is expected that the respective Purchase Prices will be set at levels approximately four to five times the market price of the Common Stock or Class A Common Stock, which premium is consistent with that used by other companies in setting the purchase price for their rights. The description and
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terms of the Rights will be set forth in a Rights Agreement (the "Rights
Agreement") between the Company and Conectiv Resource Partners, Inc. or its successors (the "Rights Agent"). A form of the proposed Rights Agreement is filed as Exhibit A-3.

Triggering Events; Transfer of Rights

      The Rights would become exercisable (i.e. Units of Preferred Stock could be purchased at the Purchase Price pursuant to the Rights) upon the earlier to occur of (i) ten calendar days following the date (the "Shares Acquisition Date") of public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of Common Stock, Class A Common Stock, or other voting securities ("Voting Stock") representing 15% or more of the total voting power of the outstanding shares of Voting Stock (such person or group being an "Acquiring Person") or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement by a person or group of an intention to make a tender offer or exchange offer, the consummation of which would result in such person or group acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 15% or more of the total voting power of the outstanding shares of Voting Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date, the Rights will not be exercisable and will trade only as an integral part of the outstanding shares of Common Stock and Class A Common Stock. Until the Distribution Date, the Rights will be evidenced, by the Common Stock or Class A Common Stock certificates, as the case may be. Until the Distribution Date (or earlier redemption or expiration of the Rights), new
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Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a legend incorporating the Rights Agreement by reference. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Following the distribution of Rights Certificates, the Rights would trade independently of the Common Stock.

      Under the proposed Rights Plan, the Rights will expire at the close of business on the date that is the 10-year anniversary of the Record Date, unless earlier redeemed or exchanged by THE COMPANY as described below.

Exercise of Rights Following a Triggering Event

      In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock having a value equal to two times the Purchase Price, except that all Rights that are (or under certain circumstances specified in the Rights Agreement were) beneficially owned by any Acquiring Person will be null and void.

      In the event that, at any time after a person or group of affiliated or associated persons becomes an Acquiring Person, (i) THE COMPANY is acquired in a merger or other business combination transaction, or (ii) 50% or more of the assets or earning power of THE COMPANY and its subsidiaries is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon
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exercise, common stock or other equity of the acquiring company having a value equal to two times the Purchase Price. The events set forth in this paragraph and in the preceding paragraph are referred to as "Triggering Events".

Adjustments to Purchase Price

      The Purchase Prices payable, and the number of Units of Preferred Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in the Preferred Stock) or of subscription rights or warrants (other than those referred to above).

      With certain exceptions, no adjustment in the Purchase Prices payable upon the exercise of each class of Rights will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Prices. No fractional shares of Preferred Stock will be issued upon exercise of the Rights (other than fractional shares that are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock.
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Redemption and Exchange of Rights

      The Proposed Rights Plan provides that at any time prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person, THE COMPANY may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"). In addition, prior to the Distribution Date and prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person, THE COMPANY may, in connection with the redemption or purchase by THE COMPANY of shares of Class A Common Stock in accordance with the applicable provisions of THE COMPANY'S Restated Certificate of Incorporation, redeem the Rights attached to the shares of Class A Common Stock at a redemption price of $0.01 per Right, subject to adjustment. Immediately upon the action of the Board electing to redeem Rights, THE COMPANY shall make announcement thereof, and upon such action, the right to exercise the Rights so redeemed will terminate and the only right of the holders of such Rights will be to receive the Redemption Price.

      At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and before any such person or group (other than the Company and certain related entities) shall have become beneficial owner of 50% or more of the total voting power of the aggregate of all shares of Voting Stock then outstanding, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person or certain transferees of such Acquiring Person, which shall have become void), in whole or in part, at an exchange ratio of one one-hundredth of a share of Series 1 or Series 2 Preferred Stock, as appropriate, per Right (subject to adjustment).
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      Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of THE COMPANY, including, without limitation, the right to vote or to receive dividends.

Terms of the Preferred Stock

      The Preferred Stock will rank junior to all other series of THE COMPANY's preferred stock with respect to payment of dividends and as to distribution of assets in liquidation. Each share of Series 1 Preferred Stock or Series 2 Preferred Stock, as the case may be, will have a quarterly dividend rate per share equal to the greater of $1.00 or 100 times the aggregate per share amount of all cash dividends declared from time to time on the Company Common Stock or the Class A Common Stock, as the case may be, since the immediately preceding quarterly dividend on the Preferred Stock, subject to certain adjustments. The Series 1 Preferred Stock will not be redeemable. Units of Series 2 Preferred Stock will be redeemable in certain instances upon substantially the same terms and conditions that shares of Class A Common Stock may be redeemed in accordance with THE COMPANY'S Restated Certificate of Incorporation. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferred liquidation payment per share of an amount equal to the greater of $1.00 plus accrued and unpaid dividends thereon or 100 times the payment to be made per share of Company Common Stock or Class A Common Stock, as the case may be, subject to certain adjustments. Generally, each share of Preferred Stock will vote together with the Common Stock and any other series of preferred stock entitled to vote in such manner and will be entitled to 100 votes, subject to certain adjustments. In the event of any merger, consolidation, combination, or other transaction in which shares of the Company Common Stock and/or Class A
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Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Series 1 Preferred Stock or Series 2 Preferred Stock, as the case may be, will be entitled to receive 100 times the aggregate amount of stock, securities, cash, and/or other property, into which or for which each share of Common Stock is changed or exchanged, subject to certain adjustments. The foregoing dividend, voting, and liquidation rights of the Preferred Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distribution. Because of the nature of the Preferred Stock's dividend, voting, liquidation, and other rights, the value of each one one-hundredth of a share of Series 1 Preferred Stock is intended to approximate the value of one share of the Company Common Stock and the value of each one one-hundredth of a share of Series 2 Preferred Stock is intended to approximate the value of one share of Class A Common Stock.

Amendments to Terms of the Rights

      Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company without the consent of holders of Rights in order to cure any ambiguity, defect, or inconsistency, or to make any other changes that the Board may deem necessary or desirable. After a person or group becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person).
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IV.         AUTHORIZATIONS SOUGHT

      THE COMPANY herein seeks authorization to implement the proposed stockholder rights plan as described in this application-declaration and embodied in the proposed Rights Agreement. This would include, among other actions permitted by the Agreement, the following transactions:

      The dividend distribution of the Rights

      The making of adjustments to the Purchase Prices applicable upon exercise of each type of Right

      The sale and issuance of Preferred Stock or other securities, or the transfer of other assets, upon exercise of the Rights

      The redemption of Rights and the issuance of Preferred Stock in connection herewith, and the issuance of Preferred Stock or other securities, or the transfer of other assets, in exchange for Rights

      Amending of the Agreement as permitted by the terms thereof.

V.          STATEMENT PURSUANT TO RULE 54

      There will be no proceeds to THE COMPANY from the issuance of the Rights. Therefore no proceeds will be used by THE COMPANY or a subsidiary for the direct or indirect acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered
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holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. As set forth below, all conditions of Rule 53(a) are satisfied.

      Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. THE COMPANY's present investments in EWGs and FUCOs, satisfies the 50% limitation, and the THE COMPANY will not make any additional investments in EWGs and FUCOs that cause it to exceed that limitation, unless the Commission otherwise authorizes.

      THE COMPANY and its Subsidiaries will maintain books and records to identify the investments in and earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity are and will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are and will be prepared according to GAAP, and THE COMPANY undertakes to provide the Commission access to such books and records and financial statements as it may request.

      Employees of THE COMPANY's domestic public-utility companies will not render services, directly or indirectly, to the EWGs or FUCOs in the Conectiv System, thereby satisfying Rule 53(a)(3).
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      THE COMPANY, in connection with any Form U-1 seeking approval of EWG or
FUCO financing, will submit copies of the documents described in Rule 53(a)(4) with every federal, state or local regulation having jurisdiction over the retail rates of the public-utility companies in the Conectiv System. Rule 53(a)(4) will be correspondingly satisfied.

      None of the conditions described in Rule 53(b) exist with respect to THE COMPANY, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

      (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or any affiliate of any such associate company.

      Upon implementation, Conectiv Resource Partners, Inc., a nonutility mutual service company subsidiary, would act as rights agent and will receive a reimbursement of expenses on a cost basis.

      (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

Not applicable.

      (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

      Not applicable.
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Item 2.     Fees, Commissions and Expenses

      (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by THE COMPANY in connection with the implementation of the proposed transactions are as follows:

Fees for Outside Counsel                      *
Fee for Investment Adviser                    *
Printing and Mailing Costs               25,000
Miscellaneous Expenses                    5,000
                                         ------
Total                                         *

*To be filed by amendment.

      (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

      Upon implementation of a Rights Plan, Conectiv Resource Partners, Inc., a nonutility mutual service company subsidiary, would act as rights agent and will receive a reimbursement of expenses on a cost basis. It is expected that such charges, if any, will be de minimis. Any costs and expenses of establishing Conectiv Resources as the Rights Agent or incurred in the performance of the duties of Rights Agent will be borne solely by THE COMPANY and will not be allocated or otherwise charged to any subsidiary of THE COMPANY.
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Item 3.     Applicable Statutory Provisions

      (a) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

      Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rule 42 under the Act are deemed to be applicable to the proposed dividend distribution of Rights, and any subsequent exercise or redemption of the Rights.

      While the Rights technically would be issued pursuant to a dividend on the Company Common Stock and Class A Common Stock for Delaware corporate law purposes, in and of themselves the Rights would have no present economic value upon issuance and, therefore, are not a "dividend" out of capital or capital surplus for the purpose of Section 12(c) of the Act.

      Because there is no intent that the Rights ever become exercisable, they are regarded more appropriately as being in the nature of an addition to the rights of stockholders under Sections 6(a)(2) and 7(e) rather than as an issuance of securities under Section 6(a)(1) and 7 (c) and (d). However, if such latter sections were to be regarded as applicable, then any issuance of Units of Preferred Stock pursuant to the Rights are deemed to meet the requirements of
Section 7(c)(2)(D) and none of the negative findings required under Section 7(d) can be made.

      To the extent that the proposed transactions are considered by the Commission to require authorization, approval, or exemption under any section of the Act or provision of the rules or regulations other than those specifically
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referred to herein, request for such authorization, approval, or exemption is hereby made.

(b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transactions, and the reasons why it is or will become such an affiliate.

      Not applicable.

Item 4.     Regulatory Approval

      (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

      No State commission and no other Federal commission has jurisdiction over the proposed transactions.

      (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

      None.

Item 5.     Procedure

      (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

      THE COMPANY requests that the Commission issue its order with respect to the proposed transaction as soon as practicable after the filing hereof to enable the Rights to be issued as soon as practicable following consummation of the Merger. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application not later than January 9, 1998, such notice to specify a date not later than February 3, 1998 by which comments may be entered, permitting the Commission to issue an order granting and permitting the Application to become effective
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expeditiously following approval of a stockholder rights plan by the post-Merger
Board and completion of the record in this file.

      (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

      It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The Office of Public Utility Regulation of the Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.     Exhibits and Financial Statements

            The following exhibits are made a part of this statement:


            (a)  Exhibits

            A-1 Restated Certificate of Incorporation of THE COMPANY filed as Annex IV to the Registration Statement on Form S-4 on December 26, 1996 (Registration No. 33-18843) and incorporated herein by reference.

            A-2 Restated Bylaws of THE COMPANY filed as Annex V to the Registration Statement on Form S-4 on December 26, 1996 (Registration No. 33-18843), and incorporated herein by reference.

            A-3 Draft of Rights Agreement, including exhibits (exhibits to be filed by amendment).

            F-1 Opinion of counsel (To be filed by amendment).

            G-1 Proposed notice pursuant to Rule 22(f).

            G-2 Financial Data Schedule (Not Applicable).
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            (b) Financial Statements

            Financial statements are not included herein since the issuance of the Rights would have no financial statement impact in and of themselves and it is not anticipated that the Rights would become exercisable or that the Series 1 or Series 2 Preferred Stock would ever be issued.

            Item 7.     Information as to Environmental Effects

      (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4312(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

      As more fully described in Item 1(a), the proposed transactions subject to the jurisdiction of this Commission relate only to the dividend of the Rights and any subsequent exercise, redemption, or exchange of the Rights and involve no major federal action significantly affecting the human environment.

      (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other Federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

      None.

                                   SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    CONECTIV, INC.


                                    By: /s/ Barbara S. Graham
                                       ------------------------------
                                       Name: Barbara S. Graham
                                       Title: President



Date: December 23, 1997